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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._____)*


                         NMS Communications Corporation
                                (Name of Issuer)


                           Common Stock $.01 par value
                         (Title of Class of Securities)


                                    629248105
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X]   Rule 13d-1(b)

            [ ]   Rule 13d-1(c)

            [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             High Rock Capital LLC
             04-3397165

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [ ]
                                                                (b)  [ ]

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                        5      SOLE VOTING POWER
NUMBER OF                          1,771,800
SHARES
BENEFICIALLY            6      SHARED VOTING POWER
OWNED BY                           -0-
EACH
REPORTING               7      SOLE DISPOSITIVE POWER
PERSON                             2,215,000
WITH
                        8      SHARED DISPOSITIVE POWER
                                   -0-

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,266,200 shares (see Item 4(a) of attached Schedule)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

12      TYPE OF REPORTING PERSON*

        IA
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             High Rock Asset Management LLC
             04-3402072

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  [ ]
                                                                (b)  [ ]

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                        5      SOLE VOTING POWER
NUMBER OF                          51,200
SHARES
BENEFICIALLY            6      SHARED VOTING POWER
OWNED BY                           -0-
EACH
REPORTING               7      SOLE DISPOSITIVE POWER
PERSON                             51,200
WITH
                        8      SHARED DISPOSITIVE POWER
                                   -0-

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,266,200 shares (see Item 4(a) of attached Schedule)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.2%

12      TYPE OF REPORTING PERSON*

        IA
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                                  Schedule 13G

Item 1(a).     Name of Issuer:  NMS Communications Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    100 Crossing Boulevard
                    Framingham, MA 01702

Item 2(a). Names of Persons Filing: High Rock Capital LLC ("HRC") and High Rock Asset Management LLC ("HRAM")

Item 2(b). Address of Principal Business Office or, if None, Residence: The address of the principal business office of HRC and HRAM is 28 State Street, 18th Floor, Boston, MA 02109.

Item 2(c). Citizenship: Each of HRC and HRAM is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).     Title of Class of Securities: Common Stock $.01 par value

Item 2(e).     CUSIP Number:     629248105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  [_]  Broker or dealer registered under Section 15 of the
                         Securities Exchange Act of 1934 (the "Act);

               (b)  [_]  Bank as defined in Section 3(a)(6) of the Act;

               (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Act;

               (d)  [_]  Investment  company  registered under Section 8 of the
                         Investment Company Act of 1940;

               (e)  [X]  An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);

               (f)  [_]  An employee  benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

               (g)  [_]  A parent  holding  company or control  person in accordance  with Rule 13d-1(b)(1)(ii)(G);

               (h)  [_]  A savings  association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i)  [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
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               If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.        Ownership.

               (a) Amount Beneficially Owned: Each of HRC and HRAM may be deemed to beneficially own 2,266,200 shares as of December 31, 2001.

                    HRC was the record owner of 2,215,000 shares as of December 31, 2001. HRAM was the record owner of 51,200 shares as of December 31, 2001. (The shares held of record by HRC and HRAM are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated limited liability companies with the same individual as President, each of HRC and HRAM may be deemed to beneficially own all of the Record Shares. Hence, each of HRC and HRAM may be deemed to beneficially own 2,266,200 shares as of December 31, 2001.

               (b)  Percent of Class:  HRC: 6.0%;  HRAM: 0.2%


               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:
                              HRC:      1,771,800 shares
                              HRAM:        51,200 shares

                    (ii)  shared power to vote or to direct the vote:
                              HRC:    0 shares
                              HRAM:   0 shares

                    (iii) sole power to dispose or to direct the disposition of:
                              HRC:      2,215,000 shares
                              HRAM:        51,200 shares

                    (iv)  shared power to dispose or to direct the disposition of:
                              HRC:    0 shares
                              HRAM:   0 shares

               Each of HRC and HRAM expressly disclaims beneficial ownership of any shares of NMS Communications Corporation, except, in the case of HRC, for the 2,215,000 shares that it holds of record and, in the case of HRAM, for the 51,200 shares that it holds of record.
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Item 5.        Ownership of Five Percent or Less of a Class.

                    Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not applicable.

Item 8.        Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.        Notice of Dissolution of Group.

                    Not applicable.

Item 10.       Certifications.

                     By signing below I certify that, to the best of my
               knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002


HIGH ROCK CAPITAL LLC

By:  High Rock Capital LLC

By:  /s/ David L. Diamond
     ------------------------------------------
     David L. Diamond,
     President


HIGH ROCK ASSET MANAGEMENT LLC

By:  High Rock Asset Management LLC

By:  /s/ David L. Diamond
     ------------------------------------------
     David L. Diamond,
     President